Exhibit 99.1

Corporación América Airports S.A. Reports March 2024 Passenger Traffic

Total passenger traffic up 0.8% YoY, or up 4.0% YoY ex-Natal

International passenger traffic 4.7% above pre-pandemic

Luxembourg, April 17, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 0.8% year-on-year (YoY) increase in passenger traffic in March 2024, reaching 92.4% of the levels seen in March 2019. Excluding Natal for comparison purposes, total traffic in March increased by 4.0% YoY, reaching 95.1% of March 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)

Statistics	Mar'24	Mar'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,401	3,644	-6.7%	10,230	10,525	-2.8%
International Passengers (thousands)	2,373	2,101	12.9%	6,956	6,137	13.4%
Transit Passengers (thousands)	609	587	3.8%	1,798	1,837	-2.1%
Total Passengers (thousands)	6,383	6,332	0.8%	18,984	18,498	2.6%
Cargo Volume (thousand tons)	31.3	33.4	-6.3%	87.9	85.2	3.3%
Total Aircraft Movements (thousands)	67.4	70.1	-3.9%	200.1	199.8	0.1%

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2019)

Statistics	Mar'24	Mar'19	% Var.	YTD’24	YTD'19	% Var.
Domestic Passengers (thousands)	3,401	3,945	-13.8%	10,230	11,545	-11.4%
International Passengers (thousands)	2,373	2,267	4.7%	6,956	6,754	3.0%
Transit Passengers (thousands)	609	694	-12.2%	1,798	2,272	-20.9%
Total Passengers (thousands)	6,383	6,906	-7.6%	18,984	20,571	-7.7%
Cargo Volume (thousand tons)	31.3	38.3	-18.2%	87.9	105.1	-16.3%
Total Aircraft Movements (thousands)	67.4	71.5	-5.8%	200.1	212.7	-5.9%

2-Year Passenger Traffic Monthly Performance (vs. 2019)

Passenger Traffic Overview

Total passenger traffic grew 0.8% compared to the same month of 2023, or 4.0% when adjusting for the discontinuation of the Natal airport. Compared to March 2019 levels, total traffic stood at 92.4%, or 95.1% ex-Natal. International passenger traffic increased 12.9% year-over-year (YoY) and surpassed pre-pandemic levels by 4.7%, while domestic traffic decreased 6.7% YoY to 86.2% of March 2019 levels.

In Argentina, total passenger traffic continued to recover in March, increasing by 3.8% YoY and reaching 96.6% of pre-pandemic volumes, down from the 98.6% recorded last month. Domestic traffic was 1.1% down YoY and in line with March 2019 levels, while International traffic was 15.0% up YoY, reaching 90.6% of pre-pandemic levels.

In Italy, passenger traffic grew by 18.0% compared to the same month in 2023, exceeding pre-pandemic levels of March 2019 by 8.3%. International passenger traffic, which accounted for over 75% of the total traffic, increased 20.1% YoY and was 15.6% higher than March 2019 levels, while domestic passenger traffic increased 11.2% YoY and was 11.2% below pre-pandemic levels. Florence airport exceeded March 2019 traffic volumes by 17.6% while traffic at Pisa airport, where some pre-pandemic destinations still need to resume, was above pre-pandemic levels for the first time.

In Brazil, total passenger traffic decreased by 13.5% YoY, or increased by 0.3% YoY when adjusting for the discontinuation of the Natal airport. Domestic traffic, which accounted for almost 60% of the total traffic, reached 71.4% of pre-pandemic levels, or 88.1% when adjusting for Natal, while transit passengers improved to 87.0% of March 2019 levels. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some of the local airlines. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery, experiencing a 26.4% YoY increase, surpassing pre-pandemic levels from March 2019 by 9.0%. JetSMART Airlines has announced the launch of a new route between Montevideo and Buenos Aires in May, while SKY Airline will increase the frequency of its Montevideo to Lima route, also in May.

In Ecuador, passenger traffic decreased by 5.5% YoY and was 0.5% above pre-pandemic volumes of March 2019. International passenger traffic increased by 3.3% YoY, reaching pre-pandemic levels, while domestic traffic decreased by 12.6% YoY, surpassing March 2019 levels by 1.3%. The year-over-year comparison in domestic traffic is impacted by the exit of the local airline Equair.

In Armenia, passenger traffic increased by 0.8% YoY and surpassed pre-pandemic levels of March 2019 by 83.3%. To note, Zvartnots airport is currently operating at--or close to--maximum capacity given the significant growth in passenger traffic within the past few years.

Cargo Volume and Aircraft Movements

Cargo volume decreased 6.3% YoY and reached 81.8% of March 2019 levels, or 82.6% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia, Uruguay and Italy were above pre-pandemic levels, whereas Argentina stood at 72.4%, Ecuador at 91.8%, and Brazil at 63.7%. Almost 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements decreased 3.9% YoY, reaching 94.2% of March 2019 levels, or 97.4% when adjusting for the discontinuation of operations in Peru. Aircraft movements were above pre-pandemic levels in Armenia, Uruguay and Italy, while it stood at 97.8% in Argentina, 86.4% in Brazil, and 92.4% in Ecuador.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Mar'24	Mar'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,612	3,481	3.8%	10,812	10,269	5.3%
Italy	575	487	18.0%	1,477	1,296	13.9%
Brazil (1)	1,215	1,405	-13.5%	3,905	4,250	-8.1%
Uruguay	202	160	26.4%	639	497	28.7%
Ecuador	412	436	-5.5%	1,110	1,142	-2.8%
Armenia	366	363	0.8%	1,043	1,045	-0.2%
TOTAL	6,383	6,332	0.8%	18,984	18,498	2.6%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	14,591	17,527	-16.8%	44,234	43,621	1.4%
Italy	1,078	1,254	-14.0%	3,115	3,362	-7.3%
Brazil	5,755	6,250	-7.9%	15,407	16,047	-4.0%
Uruguay	2,596	2,920	-11.1%	6,893	6,981	-1.3%
Ecuador	3,629	2,734	32.8%	9,294	7,915	17.4%
Armenia	3,654	2,734	33.7%	8,999	7,239	24.3%
TOTAL	31,303	33,418	-6.3%	87,943	85,165	3.3%
Aircraft Movements
Argentina	38,489	39,159	-1.7%	114,015	110,355	3.3%
Italy	5,290	4,675	13.2%	13,695	12,520	9.4%
Brazil	11,548	13,397	-13.8%	35,607	38,710	-8.0%
Uruguay	2,907	2,702	7.6%	9,720	9,181	5.9%
Ecuador	6,407	6,922	-7.4%	18,987	19,652	-3.4%
Armenia	2,763	3,271	-15.5%	8,089	9,416	-14.1%
TOTAL	67,404	70,126	-3.9%	200,113	199,834	0.1%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2019)

	Mar'24	Mar'19	% Var.	YTD'24	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina	3,612	3,741	-3.4%	10,812	11,103	-2.6%
Italy	575	531	8.3%	1,477	1,420	4.0%
Brazil (1)	1,215	1,582	-23.2%	3,905	4,968	-21.4%
Uruguay	202	185	9.0%	639	643	-0.6%
Ecuador	412	410	0.5%	1,110	1,105	0.4%
Armenia	366	200	83.3%	1,043	579	80.2%
Peru		258	-	-	753	-
TOTAL	6,383	6,906	-7.6%	18,984	20,571	-7.7%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	14,591	20,145	-27.6%	44,234	56,057	-21.1%
Italy	1,078	1,064	1.3%	3,115	3,081	1.1%
Brazil	5,755	9,042	-36.3%	15,407	23,524	-34.5%
Uruguay	2,596	2,343	10.8%	6,893	6,379	8.1%
Ecuador	3,629	3,955	-8.2%	9,294	11,313	-17.8%
Armenia	3,654	1,331	174.5%	8,999	3,558	152.9%
Peru	-	404	-	-	1,191	-
TOTAL	31,303	38,282	-18.2%	87,943	105,102	-16.3%
Aircraft Movements
Argentina	38,489	39,347	-2.2%	114,015	115,890	-1.6%
Italy	5,290	5,206	1.6%	13,695	14,152	-3.2%
Brazil	11,548	13,371	-13.6%	35,607	40,751	-12.6%
Uruguay	2,907	2,548	14.1%	9,720	9,337	4.1%
Ecuador	6,407	6,937	-7.6%	18,987	20,636	-8.0%
Armenia	2,763	1,826	51.3%	8,089	5,326	51.9%
Peru	-	2,308	-	-	6,646	-
TOTAL	67,404	71,543	-5.8%	200,113	212,738	-5.9%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716